UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Craftmade International, Inc.

-------------------------------------------------------------------------------

(Name of Issuer)

Common Stock

-------------------------------------------------------------------------------

(Title of Class of Securities)

22413E104

-------------------------------------------------------------------------------

(CUSIP Number)

John P. Pecora

130 Montadale Drive

Princeton, NJ 08540

609-924-9264

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

-------------------------------------------------------------------------------

September 10, 2007

-------------------------------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 22413E104
1		NAME OF REPORTING PERSON John P. Pecora
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 381,744
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 381,744
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,744
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%1
14		TYPE OF REPORTING PERSON (See Instructions) IN

1          Based upon 5,204,500 Common Shares outstanding as of August 31, 2007, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2007 and the Schedule 13D/A filed with the Commission on March 21, 2007 (together, the “Schedule 13D”), by John P. Pecora (the “Reporting Person”), relating to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Craftmade International, Inc., a Delaware corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Items 5(a), (b) and (c) of the Schedule 13D in its entirety as set forth below:

(a), (b) Based upon the Issuer’s annual report on Form 10-K filed with the Commission on September 13, 2007, there were 5,204,500 Common Shares issued and outstanding as of August 31, 2007. The 381,744 Common Shares beneficially owned by the Reporting Person as of the date hereof represent approximately 7.33% of the outstanding Common Shares as of August 31, 2007. The Reporting Person has the sole power to vote or to direct the vote of and the sole power to dispose or direct the disposition of all of the Common Shares of which he is the beneficial owner.

(c) Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of transactions in the Common Shares effected by the Reporting Person during the 60 days prior to the date of this Amendment.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007
/s/ John P. Pecora John P. Pecora

Schedule 1

Transactions by the Reporting Person in Common Shares During the Prior Sixty Days

Date	Number of Common Shares Purchased (Sold)	Price Per Common Share	Nature of Transaction
7/17/2007	200	$16.41	Open Market Purchase
8/10/2007	500	$15.90	Open Market Purchase
9/6/2007	(100)	$15.18	Open Market Sale
9/6/2007	(100)	$15.05	Open Market Sale
9/6/2007	300	$14.83	Open Market Purchase
9/10/2007	10,000	$14.00	Open Market Purchase
9/12/2007	1,000	$13.20	Open Market Purchase
9/12/2007	1	$13.25	Open Market Purchase
9/12/2007	98	$13.28	Open Market Purchase
9/12/2007	100	$13.29	Open Market Purchase
9/12/2007	100	$13.33	Open Market Purchase
9/12/2007	500	$13.39	Open Market Purchase